SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company (Issuer))

CSS Industries, Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

Michael A. Santivasci, Esquire
CSS Industries, Inc.
1845 Walnut Street
Philadelphia, Pennsylvania 19103
(215) 569-9900

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Alan Singer, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

Calculating of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$52,500,000	$6,180

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,500,000 shares of common stock, par value $.10 per share, at the maximum tender offer price of $35.00 per share in cash.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,180

Form or Registration No.:	Schedule TO-I

Filing Party:	CSS Industries, Inc.

Date Filed:	February 3, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 Through 11
SIGNATURE

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 3, 2005 by CSS Industries, Inc., a Delaware corporation (the “Company”), relating to the tender offer by the Company to purchase up to 1,500,000 shares of its common stock, par value $.10 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. CSS is offering to purchase these shares at a price not greater than $35.00 per share nor less than $30.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. CSS’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2005, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively

     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 Through 11.

     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended by amending the Offer to Purchase, as incorporated by reference into such Items, as follows:

1.	The disclosure under the question “If I tender my shares, how many of my shares will CSS purchase?” in the Section entitled “Summary” on page i of the Offer to Purchase is amended as follows:

(a)	The phrase “may, at our option,” in the second bullet point is replaced with “will”.

(b)	The third bullet point is restated in its entirety to read as follows:

“the maximum number of shares that constitutes an odd-lot is 25;”

(c)	The fourth bullet point is restated in its entirety to read as follows;

“we have selected 25 as the maximum number of shares that constitutes an odd-lot so that the purchase of all shares properly tendered by odd lot holders will not reduce the number of our stockholders to the point that our common stock would be delisted from the New York Stock Exchange or subject to deregistration under the Securities Exchange Act of 1934;”

(d)	The phrase “(if we so elect)” in the fourth bullet point is deleted.

2.	The seventh paragraph of Section 1 (“Number of Shares; Proration”) on page 3 of the Offer to Purchase is amended by deleting the phrase “elect, in our sole discretion, to” from the second sentence thereof.

3.	The eleventh paragraph of Section 1 (“Number of Shares; Proration”) on page 4 of the Offer to Purchase is amended by adding the following as the last sentence thereof:

“The price you receive for the shares you tender in our offer may be depressed by the fact that certain of our officers and directors and a holder of greater than 10% of our common stock will, in effect, tender approximately 1/3 of the shares we are seeking to purchase at the minimum price by tendering at the purchase price that is selected by us in our offer. See Section 9.”

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4.	The following is added as a new paragraph following the eleventh paragraph of Section 1 (“Number of Shares; Proration”) on page 4 of the Offer to Purchase:

“Shares of our common stock have traded at a premium to the minimum price in our offer for much of the past 12 months. Therefore, you may receive less for shares that you tender in our offer than you otherwise would have if you sold your shares in the open market.”

5.	The second paragraph under “Priority of Purchase” in Section 1 (“Number of Shares; Proration”) on page 4 of the Offer to Purchase is amended by deleting the phrase “, at our election,” from the second sentence thereof.

6.	The second paragraph under “Proration” in Section 1 (“Number of Shares; Proration”) on page 5 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Notwithstanding the above, pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 we will, prior to prorating shares of common stock held by others, accept all shares of common stock tendered by all stockholders who own, beneficially or of record, a number of shares that is less than or equal to 25 (provided that such “odd-lot” stockholders have tendered all of their shares of common stock). We have selected 25 as the number of shares that constitutes an odd lot so that the purchase of all shares properly tendered by holders of up to such number of shares will not reduce the number of stockholders to the point that our common stock would be delisted from the NYSE or subject to deregistration under the Securities Exchange Act of 1934.”

7.	The first paragraph of Section 2 (“Purpose of Our Offer; Certain Effects of Our Offer”) on page 5 in the Offer to Purchase is amended by deleting the phrase “if we elect to purchase shares from odd-lot holders before purchasing shares generally in the offer,” from the fourth sentence thereof.

8.	The first paragraph of Section 7 (“Conditions of Our Offer”) on page 13 in the Offer to Purchase is amended by replacing the phrase “time of payment for any shares (whether any shares have theretofore been accepted for payment, purchased or paid for under our offer)” with “expiration of our offer”.

9.	Clause (14) of Section 7 (“Conditions of Our Offer”) on page 14 in the Offer to Purchase is amended by adding the following after “judgment” and before “;”:

“(although we are not currently aware of any such requirement)”

10.	The last paragraph of Section 7 (“Conditions of Our Offer”) on page 15 in the Offer to Purchase is amended by adding the following as a new first sentence thereof:

“See the first paragraph of Section 2 for a discussion of the contemplated benefits of the tender offer to us.”

11.	The sixth paragraph of Section 11 (“Certain Information About Us”) on page 23 in the Offer to Purchase is amended by restating the last sentence thereof in its entirety as follows:

“We advise you to consult any further disclosures we make on related subjects in the reports and other information that we file or furnish with the Securities and Exchange Commission.”

12.	Section 14 (“Certain United States Federal Income Tax Consequences”) is amended as follows:

(a)	The word “Certain” in the title of Section 14 is replaced with “Material”.

(b)	The first sentence of the first paragraph is restated in its entirety to read as follows:

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“While the following is a general discussion of the material United States federal income tax consequences of participating in our offer, it does not purport to address all aspects of federal income taxation that may be relevant to stockholders.”

(c)	The first sentence of the last paragraph of Section 14 is deleted.

13.	On February 17, 2005, the closing price per share, as reported on the New York Stock Exchange, was $32.94. Stockholders are urged to obtain current market quotations for the shares.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael A. Santivasci
Michael A. Santivasci
Assistant General Counsel and Corporate Secretary February 18, 2005

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